TELUS®

TELUS Contract ID# ECB154162

CUSTOMER AGREEMENT – NON-REGULATED / FORBORNE SERVICES

A. SOLUTION DETAILS

Customer Information		TELUS Representative / TELUS Authorized Dealer	
Legal Name ("Customer"):	PHOTOCHANNEL NETWORKS INC	Name:	Gurmail Bath
Contact Name:	Robert Chisholm	Title:	Sales Rep
Title:	CFO	Phone:	(604) 432-5541
Billing Address: (City/Province/Postal Code)	580 425, CARRALL ST, VANCOUVER, BC, V6B6E3	Fax: Email:	() - Gurmail.Bath@TELUS.COM
Phone:	(604) 893-8955		
Email:	rchisholm@photochannel.com		

Solution Description and Charges

Service	Service Address	Min. Term (Months)	QTY	One-Time Charges	Recurring Charges Fixed (Monthly)	Recurring Charges Variable
DEDICATED HOSTING SERVICES						
HOSTING CO-LOCATED	VIDC, 3- 3777 Kingsway, Burnaby, BC, CA, V5H3Z7	34	1		$11,560.00	
See Attachment 1 - Hosting Solution Specifications						
PREPAID BANDWIDTH USAGE CUSTOM	VIDC, 3- 3777 Kingsway, Burnaby, BC, V5H3Z7	34	1		$4,000.00	100 mbps included
HOSTING CO-LOCATED	VIDC, 3- 3777 Kingsway, Burnaby, BC, CA, V5H3Z7	34	1	$20,048.00	$3,850.00	
			Totals:	$20,048.00	$19,410.00	

Authorization

This Agreement is between TELUS and the Customer and consists of the section titled "SOLUTION DETAILS", the sections titled "GENERAL TERMS AND CONDITIONS" and "SERVICE TERMS AND CONDITIONS", and any documents and web pages referred to in any of these sections. If there is any conflict between these sections, the "SERVICE TERMS AND CONDITIONS" will take precedence. The Customer acknowledges that it has read and understands this Agreement, and that it includes limitations of liability. The Customer and TELUS agree to be bound by the terms and conditions in this Agreement.

[signature] Signature of Authorized Customer Representative	Nov 16/07 Date	[signature] Signature of Authorized TELUS Representative	Nov 20/07 Date
Robert Chisholm Printed Name	CFO Title	Suzanne Trusdale Printed Name	Director Title
Signature of Additional Authorized Customer Representative (Optional)	Date		
Printed Name	Title		

B. GENERAL TERMS AND CONDITIONS

1. Services
TELUS agrees to provide the Customer with the services specified in the Solution Details ("Services").

2. Term
This Agreement comes into effect when signed by both the Customer and TELUS. The Minimum Term for each Service is specified in the Solution Details and begins on the date all of those Services have been installed by TELUS. Unless otherwise specified in the Service Terms and Conditions, this Agreement, as it applies to each Service, will automatically extend after the Minimum Term from month to month, on the same terms and conditions, except that after the Minimum Term for that Service either TELUS or the Customer may terminate this Agreement as it applies to that Service, and TELUS may change the charges or any other terms and conditions of this Agreement applicable to that Service, by giving 30 days advance notice to the other. This Agreement, as it applies to each Service, remains in effect until the end of the Minimum Term, unless terminated earlier or extended.

3. Charges and Payment
TELUS will bill the Customer for, and the Customer shall pay, all charges specified in the Solution Details or elsewhere in this Agreement and all assessments, levies, fees, government charges or applicable taxes relating to the Services. Recurring charges will be billed monthly upon installation of any Services. Payment in full, without deduction or set off, of the amounts in each bill is due on the due date shown on the bill or, if no due date is shown on the bill, within 30 days of the date of the bill. The Customer shall pay interest on all overdue amounts at the rate shown on the bill or, if no interest rate is shown on the bill, at the simple interest rate of 2% per month (24% per year).

4. TELUS' Property Rights
Title to, ownership of, and all intellectual property rights in, any facilities, equipment, software, systems, processes and documentation used to provide the Services ("Service Components") shall be and remain with TELUS, or its suppliers and licensors. Unless expressly stated elsewhere in this Agreement, this Agreement does not grant to the Customer any intellectual property or other rights or licenses in or to any Service Components.

5. Customer's Responsibilities
The Customer shall comply with any restrictions on use of the Services in this Agreement, and with any use policies or instructions communicated to the Customer by TELUS, and the Customer shall not:
(a) tamper with or change the Services or any Service Components;
(b) abuse the Services or use them in a manner that interferes with any Service Components, TELUS' network, or the use of TELUS services by other persons, or in a manner that avoids the payment of any charges; or
(c) use the Services in violation of any law.

The Customer is responsible and shall indemnify TELUS for, and save TELUS harmless from and against, all charges, losses, costs, liabilities and damages ("Liabilities") of any kind whatsoever related to the use of the Services by the Customer or any person other than TELUS, including the manner in which the Services are used and the Customer's data, equipment and software (if any) used with the Services, but not including any Liabilities caused by TELUS.

The Customer is responsible for the selection, supply, installation and maintenance of all data, equipment, software and services necessary for use or used in conjunction with the Services.

6. Exclusion of Warranties

TELUS does not guarantee error-free or uninterrupted operation of the Services, and the Services are provided on an "as is" and "as available" basis. TELUS makes no warranties, representations or conditions of any nature whatsoever, either express or implied, and all warranties, representations and conditions are, to the extent permitted by applicable law, excluded.

7. Limitation of Liability

Except for the obligations of Indemnity in this Agreement, neither party (nor its suppliers or customers) shall be liable to the other party for any damages for loss of profits or business, loss or damage to data or failure to realize expected savings, or for any punitive, consequential, incidental or indirect damages, related to the use of or inability to use the Services, even if the party could reasonably foresee or has been advised of the possibility of such damages.

The aggregate liability of TELUS and its Affiliates to the Customer relating to or arising out of this Agreement, whether in contract, tort or otherwise, shall not exceed the total charges paid by the Customer for the Services in question during the one-year period immediately preceding the event which gave rise to the claims.

8. Suspension and Termination

TELUS may restrict, suspend or terminate some or all of the Services or terminate this Agreement if the Customer fails to pay any amounts due under this Agreement, or if TELUS determines, in its sole discretion, that the Customer is an unacceptable credit risk, provided that TELUS gives 5 days advance notice to the Customer, and, despite any other provision in this Agreement, TELUS may immediately restrict, suspend or terminate some or all of the Services without notice to the Customer:

(a) to prevent damage or degradation to TELUS' network or any Service Components that may be caused by the Customer or any person using the Services;

(b) to comply with any law, regulation, court order or other governmental request or order;

(c) for a violation (as deemed by TELUS in its sole discretion) of any provisions of this Agreement relating to the use or misuse of the Services by the Customer, including any policies or instructions communicated to the Customer by TELUS; or

(d) to protect TELUS from legal liability or from other acts or omissions of the Customer that may be deemed, in TELUS' sole discretion, to be illegal.

In addition to TELUS' rights above, either TELUS or the Customer may terminate this Agreement and the Services by giving notice to the other if the other:

(a) is in material default of any provision of this Agreement, and does not remedy that default within 30 days after receiving notice of the material default;

(b) becomes insolvent or bankrupt;

(c) appoints, or has appointed for it, a receiver or trustee in bankruptcy;

(d) makes an assignment or takes any other action for the benefit of its creditors;

(e) has instituted against it any proceeding in bankruptcy, receivership or liquidation, and such proceedings continue for 30 days without being dismissed; or

(f) is wound up or dissolved.

The Customer may terminate some or all of the Services or this Agreement at any time by giving at least 30 days advance notice to TELUS, and provided that it pays the required termination charges.

If any Services or this Agreement are terminated prior to the end of the Minimum Term by either the Customer or TELUS, for any reason, the Customer shall pay TELUS all unpaid charges and, except for termination because of the material default of TELUS, the Customer shall also pay the termination charges specified in the Service Terms and Conditions, as liquidated damages. The Customer acknowledges that the termination charges are a pre-estimate of the damages suffered by TELUS as a result of the early termination of the Services or this Agreement and are not a penalty.

9. Regulatory Compliance

No Bundling. TELUS and the Customer acknowledge and agree that the charges for, availability of, and terms and conditions associated with, the Services are in no way contingent or conditional on the Customer subscribing for the provision of any tariffed or tariffable service from a TELUS Affiliate. **Tariff Compliance.** Non-forborne telecommunications services, and bundled services that include non-forborne telecommunications services, are required to be provided, and shall only be provided, in accordance with tariffs approved by the Canadian Radio-television and Telecommunications Commission (the "CRTC"). Tariffs Applicable to the Services include the following: None. The Services are either non-regulated or forborne. **Customer Information.** In relation to all telecommunications services provided by TELUS Communications Company ("TCC"), unless the Customer provides express consent or disclosure is pursuant to a legal power, all information kept by TCC regarding the Customer, other than the Customer's name, address and listed telephone number, is confidential and may not be disclosed by TCC to anyone other than: the Customer; a person who, in the reasonable judgement of TCC is seeking the information as an agent of the Customer; another telephone company, provided the information is required for the efficient and cost-effective provision of telephone service and disclosure is made on a confidential basis with the information to be used only for that purpose; a company involved in supplying the Customer with telephone or telephone directory related services, provided the information is required for that purpose and disclosure is made on a confidential basis with the information to be used only for that purpose; an agent, retained by TCC to evaluate the Customer's creditworthiness or collect the Customer's account, provided the information is required for and is to be used only for that purpose; or to a public authority or agent of a public authority, if in the reasonable judgement of TCC it appears that there is imminent danger to life or property which could be avoided or minimized by disclosure of the information. Express consent may be taken to be given by the Customer where the Customer provides written consent, oral confirmation verified by an independent third party, electronic confirmation through the use of a toll-free number, electronic confirmation via the Internet, oral consent where an audio recording of the consent is retained by TCC, or consent through other methods, as long as an objective documented record of the Customer consent is created by the Customer or by an independent third party. TELUS may also release to a law enforcement agency, in accordance with the terms of a tariff approved by the CRTC, the identity of the service provider, the customer name and service address associated with a specific telephone number. **Consent.** The Customer consents to the disclosure of and sharing by TELUS, its Affiliates and their agents of information that they have about the Customer in order to assess the Customer's creditworthiness and to market or provide products and services of TELUS, its Affiliates and third parties who provide products and services in association with TELUS and its Affiliates.

10. Other

Interpretation. The headings in this Agreement shall not affect the interpretation of any provision of this Agreement. The words "including" and "includes" mean "including without limitation" and "includes without limitation". An "Affiliate" means an affiliated body corporate as defined in the Canada Business Corporations Act and, in the case of a TELUS Affiliate, means an affiliated body corporate (as so defined) of TELUS Corporation and any partnership or other unincorporated association in which TELUS Corporation or any of its affiliated bodies corporate has a controlling interest. TELUS. "TELUS" means each TELUS Affiliate that provides a Service. As it relates to each Service, this Agreement is deemed to be solely between the Customer and the TELUS Affiliate specified as the Service provider in the Service Terms and Conditions, with the TELUS representative having signed

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this Agreement on behalf of each such TELUS Affiliate. **Assignment**. The Customer shall not assign all or any part of this Agreement without the prior written consent of TELUS. TELUS may withhold its consent to a proposed assignment by the Customer to a person who is in the business of providing telecommunications or telecommunications-related products or services. TELUS may assign or subcontract all or any part of its rights and obligations under this Agreement or the Services without notice to or consent of the Customer. **Relationship**. This Agreement does not create or imply any agency, partnership, or other joint relationship between the parties, and does not authorize either party to bind or obligate the other in any way. **Force Majeure**. TELUS is not responsible for performance of, or in default of, any obligation or provision of this Agreement where delayed, hindered or prevented by labour disruptions, failure of the networks of other companies, casualties, civil disturbances, legislation, regulation, judicial order, acts of civil or military authorities, accidents, fires, natural disasters or other catastrophes or events beyond TELUS' reasonable control. **Severability**. If any part of this Agreement is void, prohibited or unenforceable, this Agreement shall be construed as if such part had never been part of this Agreement. **No Waiver**. The failure of the Customer or TELUS to exercise any right under this Agreement, or to insist upon strict or full performance of the obligations under this Agreement, shall not constitute a waiver or relinquishment of any provision of this Agreement. In order to be binding upon a party, any such waiver must be express and in writing signed by that party. The rights of the parties under this Agreement are cumulative and not alternative. **Survival**. Any provisions of this Agreement which, expressly or by their nature, extend beyond the termination of this Agreement shall survive any termination of this Agreement. **Law**. TELUS and the Customer shall comply with all laws applicable to the exercise of their rights and performance of their obligations under this Agreement. This Agreement shall be subject to and interpreted in accordance with the federal law of Canada and the laws of the province in the Customer's billing address in the Solution Details, without regard to that province's choice of law rules. Venue and jurisdiction shall be in such province. **Notices**. All notices necessary under this Agreement shall be given in writing, and either personally delivered, or sent by registered mail or facsimile to the Customer at its billing address in the Solution Details, and to TELUS at 20 – 411 – 1 St. SE Calgary AB T2G 4Y5, Fax: 1-888-290-1205. Notices, if personally delivered or sent by facsimile, will be deemed to have been received the same day, or if sent by registered mail, will be deemed to have been received 4 days (excluding Saturdays, Sundays and statutory holidays) after the date of mailing. **Entire Agreement**. Any terms and conditions in a purchase order or other similar document issued by the Customer in relation to any Services that are different from or in addition to those in this Agreement are not binding on and are rejected by TELUS. This Agreement forms the entire agreement between the parties, and supersedes all prior written and oral communications and agreements between the parties, concerning the Services. Except as expressly provided elsewhere in this Agreement, all changes to this Agreement must be agreed to in writing and signed by both parties.

C. SERVICE TERMS AND CONDITIONS: HOSTING SERVICES

1. The Service Terms and Conditions in this sub-section apply to all Dedicated Hosting Services specified in the Solution Details. Dedicated Hosting Services are provided by TELUS Services Inc.

1.1 General Description and Service Levels
Dedicated Hosting Services provide the Customer with dedicated space at TELUS' Internet Data Centres for server infrastructure that supports the Customer's World Wide Web site or Internet presence. Depending on the particular Dedicated Hosting Service, the server infrastructure (or components of it) may be provided and managed by the Customer, by TELUS, or by both. The scope of the components provided with and demarcation of TELUS' responsibility for each Dedicated Hosting Service ("Service Demarcation") are described in the Additional Service Terms and Conditions for each Dedicated Hosting Service. Non-Dedicated Hosting Services are additional or value-added services that are used in conjunction with a Dedicated Hosting Service, or other services that may be used independently of a Dedicated Hosting Service but that are related to the Customer's World Wide Web site or Internet presence. The TELUS Internet Data Centre ("IDC") at which Dedicated Hosting Services are provided to the Customer is specified as the Service Address in the Solution Details. The quantity specified in the Solution Details is the number of servers for which the Dedicated Hosting Service is provided.

1.2 Service Levels and Service Level Credits
The following Hosting Services ("SLA Hosting Services") are eligible for Service Level Credits:

- Co-Location Dedicated Hosting
- Customer-Managed Dedicated Hosting
- Co-Managed Dedicated Hosting
- Managed Dedicated Hosting
- Database Hosting and Assurance Packages

For greater certainty, all other Hosting Services are monitored and maintained at a service level objective only and are not eligible for any service level credit. TELUS will provide the Customer with a Service Level Credit if TELUS fails to achieve a Service Level Target applicable to an SLA Hosting Service, provided that (a) redundant A&B power and network feeds to each server or device is used, (b) the failure is not caused by the Customer or its CSC (as defined under "Customer Responsibilities") or by any event of force majeure, and (c) TELUS has not notified the Customer that additional equipment or software is required to prevent the failure or degradation of the Services. For greater certainty, failure to achieve Service Availability for power or network is defined as a failure of both A&B redundant feeds. If TELUS does notify the Customer of these additional requirements, TELUS is not obligated to pay any Service Level Credits until TELUS has confirmed the requirements have been met. Maintenance periods are excluded from all calculations. Failure to achieve any Service Level Target or objective is not a breach of any provision of this Agreement. If both: (a) the actual Service Levels achieved are less than ninety-nine percent (99.0%) of the Service Level Targets for three consecutive months; and (b) the failure is caused by TELUS and is not caused by the Customer or its CSC or by any event of force majeure in any material way, then the Customer may terminate this Agreement by giving notice to TELUS and shall not be required to pay any termination charge. Service Level Targets and Service Level Credits are defined in Tables 1 and 2. TELUS will not begin to measure Service Levels until the Minimum Term begins. TELUS will apply Service Level Credits on the next monthly bill following the billing period in which the Service Level Target was not achieved.

1.3 Service Levels
Table 1 below sets out key performance measures for the SLA Hosting Services. Each measure is comprised of an indicator that can be quantified, a related standard of performance, and a specific Service Level Target.

Measure	Indicator	Standard	Service Level Target TELUS Regional IDC**	Service Level Target *Intelligent* IDC**
Service Availability	Time during which the SLA Hosting Service (up to the Service Demarcation) is available for use.	7 days by 24 hours.	99.7% averaged over a monthly period.	99.9% averaged over a monthly period.
Service Repair Time	The duration required to repair Hosting Service from the time a service outage is detected or reported.	Less than 4 hours.	99.7% average of all repairs over a monthly period.	99.9% average of all repairs over a monthly period.

*Note: **TELUS Regional Internet Data Centres and TELUS Intelligent Internet Data Centres as identified in the Solution Details*

Table 1. Service Levels

1.4 Service Level Credits

Service Level Credits are calculated by taking the difference between the actual Service Level achieved and the Service Level Target for the applicable SLA Hosting Service. The Service Level Credit is a percentage (as specified in Table 2 below) of the fixed monthly charges for the applicable SLA Hosting Service (not including any variable or usage-based charges).

If difference between actual Service Level achieved and target in a month is	TELUS Regional IDC	*Intelligent* IDC	Total Monthly Credits (not prorated)
2% below target	>97.7% - <99.7%	>97.9% - <99.9%	10%
4% below target	>95.7% - 97.7%	>95.9% - 97.9%	20%
6% below target	>93.7% - 95.7%	>93.9% - 95.9%	30%
8% below target	>91.7% - 93.7%	>91.9% - 93.9%	40%
8% or more below target	<91.7%	<=91.9%	50%

Table 2. Service Level Credits

1.5 Service Components Maintenance

TELUS may perform routine, scheduled maintenance and non-scheduled maintenance of Service Components as follows.

	British Columbia	Alberta	East
Routine, Scheduled Maintenance	Sundays between 01:00 AM and 05:00 AM local time Tuesdays between 05:00 AM and 07:00 AM local time	Sundays between 02:00 AM and 06:00 AM local time Tuesdays between 05:00 AM and 07:00 AM local time	Sundays between 04:00 AM and 08:00 AM local time Tuesdays between 05:00 AM and 07:00 AM local time
Advance Notice of Routine, Scheduled Maintenance	At least 5 business days	At least 5 business days	At least 5 business days
Non-scheduled Maintenance	Negotiated as required	Negotiated as required	Negotiated as required

Table 3. Maintenance Schedule

1.6 Customer Responsibilities

The Customer is responsible for all hardware, software, and services (the "Customer Supplied Components or "CSC") necessary for use or used in conjunction with the Hosting Services that are not a Service Component or provided by TELUS with a Hosting Service. The risk of loss of the CSC is with the Customer, whether the CSC is on TELUS' or the Customer's premises. The Customer grants TELUS permission to perform a physical inspection of any CSC before the CSC is installed in a TELUS facility.

The Customer shall comply with the TELUS' acceptable use policy and IP address policy, published at www.telus.com/aup ("AUP"). TELUS may change the AUP at any time, in its sole discretion, and publishing the changed AUP at www.telus.com will be sufficient notice of the changes to the Customer. TELUS has the right to remove or deactivate any CSC in a TELUS facility, or any data or information, that in TELUS' sole opinion, may or does result in an infringement of any third party's rights, or is or may be in violation of the AUP, or any law or order of an authorized governing body.

The Customer is responsible for the supply, delivery and content of all information, data, software (other than software provided by TELUS as part of the Hosting Services) or other material, including application content and account information. (the "Customer's Content") that is submitted to or placed on the Service Components or that the Customer posts, uploads, stores, transmits or receives through or using the Hosting Services. TELUS (a) is not responsible for, (b) does not monitor or censor, (c) exercises no control over the content, accuracy or quality of, and (d) is not responsible for re-creating or re-transmitting, the Customer's Content or any data or information in, transmitted or received through or using the Hosting Services.

TELUS does not claim ownership of the Customer's Content. By using the Hosting Services, the Customer grants TELUS a royalty-free, non-exclusive license to use, copy, distribute, transmit, edit, delete, publish and translate the Customer's Content to the extent reasonably required by TELUS to provide the Hosting Services or to enforce the terms of this Agreement and the Customer confirms that by doing so, TELUS will not infringe any intellectual property rights of the Customer or any other person.

1.7 The Customer is also responsible for:

Operating Environment	Internet access service (under separate agreement with TELUS or other Internet Service Provider) for the purpose of updating content of server platforms. Remote content uploading (web pages) via FTP.
Install and Configuration	Proof of comprehensive general liability insurance coverage prior to TELUS accepting delivery of any Customer Supplied Component to TELUS facilities. One qualified domain name for the Customer hosted web site Transfer of pre-existing domain names that Customer wishes to continue to use and that were not issued by TELUS. InterNIC fees for registered domain names (billed directly to the Customer). Verisign digital certificates (billed directly to the Customer). Up to 5 FTP account names for web content uploading to TELUS. Optional scripting for application alarms. Any Customer-required application software or scripting components, such as Common Gateway Interface scripts.
Service Management	Customer escalation contacts for CSC outages or Service Components outages. Customer call-out contacts to resolve CSC problems including any issues related to scripts developed and/or installed by the Customer
Service Maintenance	All content and Web page design, development, and testing of HTML/CGI scripts. Upload content updates via FTP access (up to 5 accounts). Customer access to administrative level controls (i.e. root level access) of a Co-Managed Hosting Solution must be coordinated through the CSC by providing a minimum 24 hours notification and arranging an access window during normal business hours in the region where the server is located.

1.8 Dedicated Hosting Internet Usage Billing Plans
The Customer shall pay for all network traffic associated with Hosting Services and using bandwidth on the TELUS network. Pre-paid Bandwidth Usage is measured and billed using the 95th percentile rule. Bit rates are sampled at fixed points in time during a billing period. The top 5% of samples are discarded, and the highest measurement of the remaining samples becomes the billable amount of bandwidth. Pre-paid Network Usage is measured and billed based on the total amount of the Customer's network traffic sent or received during the billing period associated with the Hosting Service and using bandwidth on the TELUS network. Pre-paid usage billing plans are billed in advance with usage in excess of the pre-paid amount billed in arrears.

From	Up to	Charge / GB / Month
0	5 GB	No additional charge
5+ GB	25 GB	$5.25
25+ GB	50 GB	$4.65
50+ GB	100 GB	$4.20
100+ GB	250 GB	$3.85
250+ GB	500 GB	$3.50
500+ GB	1000 GB	$3.15
1000+ GB	2500 GB	$2.80
2500+ GB	5000 GB	$2.45
5000+ GB	7500 GB	$2.10
7500+ GB	----	$1.45

Table 4. Default Usage Plan

In the Default Usage Plan, the total amount of network traffic per month is billed at the charges in Table 4. 1000 GB is equal to 1 Terabyte.

1.9 Changes
The Customer may change the applicable usage billing plan to another pre-paid usage billing plan through an additional Solution Details section prepared by TELUS. Each additional Solution Details section must be signed by TELUS and the Customer before it is effective and when effective, will form part of this Agreement. The start date and length of the Minimum Term will not change if a Solution Details section is added.

1.10 Termination Charge
The termination charge payable by the Customer for termination of Hosting Services prior to the end of the Minimum Term is equal to 50.0% of the total fixed monthly charges that would have been payable after the date of termination until the end of the Minimum Term.

1.11 Interpretation
"Hosting Service" in these Service Terms and Conditions includes Dedicated Hosting Services.

2. Additional Service Terms and Conditions: Co-Located Hosting Services

2.1 The Service Terms and Conditions in this subsection apply only to Co-Located Hosting Services ("Co-Located Services") specified in the Solution Details. Co-Located Hosting Service is a Dedicated Hosting Service.

2.2 Service Description and Service Demarcation
TELUS provides the physical environment, including physical security, HVAC, and power for Customer owned and managed server hardware and software. TELUS also provides Internet connectivity, by being responsible for network operation and availability up to the patch panel that resides in the Customer space.

2.3 TELUS Responsibilities
Co-Located Hosting Services also include:

- Hardware: Receiving of Customer Supplied Components ("CSC"); 24-hour acclimatization, and power-up and test of all hardware received, including Customer Supplied Components; Physical access to hardware.
- Monitoring and Management: 7 day by 24 hour real-time surveillance and monitoring of the physical environment and Service Component hardware
- Security: 24-hour on-site security staff; Video surveillance; Unescorted access allowed to CSC hardware; Biometric authentication
- Network: Two 100mbps ports to the Internet (All switching and/or routing beyond that point is the Customer's responsibility) are provided for A&B redundant feeds to the internet and must be used by the Customer for the SLA to be applicable.
- Power: Two 15 amp 120 V AC circuits per rack/cabinet or portion of a rack/cabinet are provided for A&B power redundancy and must be used by the Customer for the SLA to be applicable; power draw is limited to 1800 watts (15 amps) per pair of circuits. Additional power is available for an additional charge.

Service Components include all hardware and software that TELUS provides as part of the Co-Located Hosting Service.

D. CHANGES TO TERMS AND CONDITIONS

The terms and conditions in this Section apply to the services as specified in the Solution Details.

1. Section C: Service Terms and Conditions sub-section 1.8 has the following paragraph added:

TELUS acknowledges and agrees that if during the Term of this Agreement the Customer provides two bandwidth quotes in writing from valid Canadian competitors showing lower bandwidth costs that TELUS will equal such bandwidth pricing. Notwithstanding anything to the contrary in this sub-section, Customer may only solicit and provide any such quotes on a maximum of a quarterly basis.

2. Section C: Service Terms and Conditions has the following sub-section added:

2.4 Colocation Facilities
TELUS acknowledges and agrees that if during the Term of this Agreement the Customer wishes to relocate or terminate any VIDC Services (3777 Kingsway) to another Co-Location facility owned and operated by TELUS that the Customer shall not be subject to the termination charges specified in the Service Terms and Conditions and subsection 8 of section B of this Agreement.

Should termination of this Agreement result from events related to Section C sub-section 2.4 Paragraph 1 of this agreement, TELUS and Customer will negotiate a new agreement in good faith, the costs and terms of which shall be equal to and no more onerous than those offered to TELUS customers in such new facility with similar requirements volumes for bandwidth services.

TELUS acknowledges and agrees that it is TELUS' current intent to maintain the co-location facility located at 3 – 3777 Kingsway, Burnaby, BC V5H 3Z7 in an operational manner for the Term of this Agreement.

3. Section C: Service Terms and Conditions sub-section 1.8 has the following added:

TELUS acknowledges and agrees that the Customer can, upon 30 days written notice, increase its prepaid usage amount to one of the levels indicated below.

Pre-Paid Plan	Monthly Cost	Overage Cost
100 Mbps	4000	$55 Per additional Mbps
120 Mbps	4800	$55 Per additional Mbps
140 Mbps	5600	$55 Per additional Mbps
160 Mbps	6400	$55 Per additional Mbps
180 Mbps	7200	$55 Per additional Mbps
200 Mbps	8000	$55 Per additional Mbps
300 Mbps	12000	$55 Per additional Mbps
500 Mbps	20000	$55 Per additional Mbps

4. Section B: General Terms and Conditions has the following sub-section added

11. Additional Confidentiality Clause

The terms and conditions, including pricing, of this Agreement are confidential, and neither TELUS nor the Customer may, unless specifically authorized in writing by the other party, disclose to any person (other than its Affiliates) during the Minimum Term and any extensions, or during the 3 year period after termination or expiration of this Agreement, any of the terms and conditions of this Agreement, except when required or compelled pursuant to law or a judicial or administrative order or decree.

All other terms and conditions of the Agreement remain un-amended and in full force and effect. Despite any other provision of this Agreement, if there is any conflict between the terms and conditions in this Section and any other provision in this Agreement, the terms and conditions in this Section will take precedence

TELUS
the future is friendly

TELUS Hosting Solutions Specifications
Photochannel colocation
36 Month

Vancouver IDC
3777 Kingsway
Vancouver BC

Quantity	Description of Hosting Solution		Unit Monthly Fee	Unit Setup Fee	Extended Monthly Fee	Extended Setup Fee
1	8x24 Cage	Existing Power (8 racks included)	$10,560.00		$10,560.00	
2	additional Racks	2 Additional Racks	$500.00		$1,000.00	
	Rack 4					
1	Standard Power	remove Std Power Circuit	-$250.00	$250.00	-$250.00	$250.00
2	Non Redundant Power 208V 20Amp	IBM PDU and 14 Power Cords	$400.00	$1,307.00	$800.00	$2,614.00
	Rack 6					
2	Standard Power	remove Std Power Circuit	-$250.00	$250.00	-$500.00	$500.00
4	Non Redundant Power 208V 20Amp	IBM PDU and 14 Power Cords	$400.00	$1,307.00	$1,600.00	$5,228.00
	Rack 7					
2	Standard Power	remove Std Power Circuit	-$250.00	$250.00	-$500.00	$500.00
4	Non Redundant Power 208V 20Amp	IBM PDU and 14 Power Cords	$400.00	$1,307.00	$1,600.00	$5,228.00
	Rack 8					
2	Standard Power	remove Std Power Circuit	-$250.00	$250.00	-$500.00	$500.00
4	Non Redundant Power 208V 20Amp	IBM PDU and 14 Power Cords	$400.00	$1,307.00	$1,600.00	$5,228.00
1	Prepaid Bandwidth additional Mbps	Includes 100Mbps $55 per additional	$4,000.00		$4,000.00	

Total Monthly Price	$19,410.00	
Total Setup Price		$20,048.00
Total Solution Price	$19,410.00	$20,048.00

DATED ____________________________ 2006

ASDA STORES LIMITED (1)

And

PIXOLOGY SOFTWARE LIMITED (2)

AGREEMENT

Relating to the provision of photograph management services via a website

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